**EXHIBIT 21**

Myers Industries, Inc.
Direct and Indirect Subsidiaries
As of July 7, 2004

**North and Central American Operations**

| | |
|---|---|
| Ameri-Kart Corp. | Kansas |
| Ameri-Kart (MI) Corp. | Michigan |
| Buckhorn Inc. | Ohio |
| - Buckhorn Limited | UK |
| - Buckhorn Canada, Inc. | Ontario, Canada |
| - Buckhorn of California, Inc. | Ohio |
| - Buckhorn Rubber Products Inc. | Missouri |
| Dillen Products, Inc. | Nevada |
| Eastern Tire Equipment & Supplies, Limited | Quebec, Canada |
| Grower Express Trucking, Inc. | Ohio |
| JMKO Corp. | Missouri |
| - AC Buckhorn LLC (50%) | Missouri |
| Listo Products, Ltd. | Yukon Territory |
| MYEcap Financial Corp. | Ohio |
| MYELux, LLC | Ohio |
| -MYELux International Finance, S.e.c.s. (GP 98.67%) | Luxembourg |
| MYELux International Finance, S.e.c.s. (LP 1.33%) | Luxembourg |
| MYE Automotive, Inc. | Delaware |
| - Michigan Rubber Products, Inc. | Michigan |
| - WEK Automotive, Inc. | Delaware |
| Myers Industries International, Inc. | Ohio |
| -Myers de El Salvador S.A. De C.V. (75%) | El Salvador |
| -- Orientadores Comerciales S.A. | Guatemala |
| -- Myers de Panama S.A. | Panama |
| -- Myers TSCA, S.A. | Panama |
| Myers de El Salvador S.A. De C.V. (25%) | El Salvador |
| Myers Missouri, Inc. | Missouri |
| - AC Buckhorn LLC (50%) | Missouri |
| Myer's Tire Supply (Canada) Limited | Ontario, Canada |
| Myers Tire Supply Distribution, Inc. | Ohio |
| Patch Rubber Company | North Carolina |
| - Kwik Patch Private Ltd. (30.98%) | India |
| Productivity California, Inc. | California |

EXHIBIT 21 *continued*

Myers Industries, Inc.
Direct and Indirect Subsidiaries
As of July 7, 2004

**Reported Operating Divisions of Myers Industries, Inc. and Subsidiaries**

| | |
|---|---|
| Akro-Mils (of Myers Industries, Inc.) | Akron, Ohio |
| Dillen Products (of Myers Industries, Inc.) | Middlefield, Ohio |
| Molded Solutions (of Buckhorn Rubber Products Inc.) | Mebane, NC |
| Myers Tire Supply (of Myers Industries, Inc.) | Akron, Ohio |

**European and Danish Operations**

| | |
|---|---|
| MYELux International Finance, S.e.s.c. | Luxembourg |
| -Myers International Holding, S.a.r.l. | Luxembourg |
| -- Allibert-Buckhorn Europe, SAS | France |
| --- Allikhorn, SAS | France |
| --- Atelier de Transformation des Matieres Plastiques, S.A. | France |
| --- SCI de la Plaine | France |
| --- Holdiplast SA | France |
| --- Allibert Equipement, SAS | France |
| ---- Allibert Anshan Cuves SARL (10%) | China |
| ---- Allibert Contenitori SpA | Italy |
| ---- Allibert Contentores-Sistemas de Armazenagem, S.A. | Portugal |
| ---- Allibert Buckhorn UK Limited | UK |
| ----- Allibert Manutencion S.A. | Spain |
| ---- Allibert Equipement Sprl | Belgium |
| ---- Allibert Transport und Lagertechnik GmbH | Austria |
| --- Allibert Transport und Lagertechnik Verwaltungsgesellschaft mbH | Germany |
| --- Allibert Transport und Lagertechnik GmbH & Co Kg | Germany |
| raaco International A/S | Denmark |
| - raaco Benelux B.V. | Netherlands |
| - raaco France | France |
| - raaco Germany | Germany |
| - raaco Great Britain | UK |
| - raaco Sweden | Sweden |